LONG ISLAND PHYSICIAN HOLDINGS CORPORATION
                     One Huntington Quadrangle, Suite 4C-01
                            Melville, New York 11747

                                                 January 20, 2006

Securities and Exchange Commission
Washington, DC 20549
Attn:    Jim B. Rosenberg
         Senior Assistant Chief Accountant

Re:      Long Island Physician Holdings Corporation
         Form 10K for Fiscal Year Ended December 31, 2004
         Filed September 23, 2005
         File No.  000-27654

Dear Mr. Rosenberg,

Set forth below is our response to your correspondence dated November 23, 2005, Long Island Physician Holdings Corporation (the "Company").

Response: We respectively advise the Staff that with respect to their comment on adding additional disclosure to the financial statements, we note that the following disclosures have been made within the financial statements (Note 5 NYSID Reserve Requirements):

         As a condition of continued licensure, the Company must maintain certain reserve requirements to protect its subscribers in the event the Company is unable to meet its obligations.

The implication being that if the Company does not meet the reserve requirements, the Company does not meet the NYSID's criteria for continued licensure. Note 5 also discloses the following in the final paragraph:

         As statutory net assets of the Company were $5.4 million, the Company did not meet the contingent reserve fund requirement of $6.7 million at December 31, 2004.

In addition, the Report of Independent Registered Public Accounting Firm contains an explanatory paragraph as to the Company's ability to continue as a going concern and refers to the Note 3 Going Concern. Note 3 discloses that the Company has not met it's NYSID's reserve requirements which is one of the factors that raises substantial doubt about the Company's ability to continue as a going concern.

Given these disclosures, the Company believes its financial statement disclosures adequately describes the impact on the Company's financial statements of not meeting the NYSID reserve requirements and any further disclosure would not have a material effect on the financial statements. However, the Company will enhance the disclosure to the notes to the financial statements prospectively to more comprehensively describe the potential impact of not meeting the reserve requirements.

With respect to disclosure within the Management Discussion and Analysis under Capital Resources and Liquidity, the Company has referred to Item 1 which describes the NYSID reserve requirements. Since the language with respect to a condition of continued licensure is not mentioned in MD&A, we will amend the filing on Form 10-K/A for the year ended December 31, 2004, to add the following disclosure:

      Meeting the reserve requirements is a condition for continued licensure and that MDNY's failure to meet the contingent reserve fund requirement could cause the NYSID or DOH to require more frequent reporting and, if necessary, require MDNY to develop for approval a corrective action plan to cure the impairment. However, should NYSID and DOH determine that MDNY is insolvent, they could issue a Notice of Termination and direct MDNY to perform an orderly shutdown. As of July 13, 2005 NYSID has not issued any such notice to MDNY.

The Company will proceed to file the Amended Form 10-K Annual Report on January 13, 2005.

                                     Sincerely,

                                     LONG ISLAND PHYSICIAN HOLDINGS CORPORATION


                                     By: /s/ Concetta Pryor
                                         ---------------------------------------
                                         Concetta Pryor, Chief Financial Officer